Exhibit 14.1

Code of Ethics for Senior Financial Officers

INTRODUCTION

Northwest Pipe Company maintains a Code of Business Conduct and Ethics applicable to all employees, officers and directors of the Company, including the Senior Financial Officers. In addition to the Code of Business Conduct and Ethics, the Board of Directors of the Company has adopted this Code of Ethics for Senior Financial Officers, who are subject to the additional specific polices set forth in this Code. Senior Financial Officers are not only responsible for adhering to the standards laid out in the Code of Business Conduct and Ethics, but have a heightened responsibility to provide leadership by example, to create a culture of the highest ethical standards, to create a commitment to compliance, and to follow-up on any ethical or compliance issues raised.

SCOPE

This Code of Ethics applies to our Senior Financial Officers. Our Senior Financial Officers are the Chief Executive Officer and the Chief Financial Officer.

ETHICAL CODE

Each Senior Financial Officer shall, in the performance of duties for the Company, to the best of the Officer’s knowledge and ability:

•	Act with honesty and ethical conduct, and ethically handle any actual or apparent conflicts of interest between personal and professional relationships.

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Provide, or cause to be provided, full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

•	Comply with applicable governmental laws and regulations.

WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any request for waiver of this Code must be in writing and addressed to the Nominating and Governance Committee. Waivers are not taken lightly and are not standard. Any waiver granted to an officer will be promptly disclosed as required by law or regulation.